**Simkins Brothers Sweets, LLC**
**d/b/a Natural Way Food Group**
(the "Company") an Arkansas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Simkins Brothers' Sweets, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 30, 2022

Vincenzo Mongio

## Statement of Financial Position

| | **Year Ended December 31, 2021** |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | 209,489 |
| Accounts Receivable | 50,386 |
| Prepaid Expenses | 1,353 |
| Inventory | 88,811 |
| Total Current Assets | 350,039 |
| Non-current Assets | |
| Equipment, net of Accumulated Depreciation | 72,718 |
| Total Non-Current Assets | 72,718 |
| TOTAL ASSETS | 422,757 |
| | |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | 16,478 |
| Accrued Expenses | 28,317 |
| Accrued Interest | 679 |
| Payroll Liabilities | 13,291 |
| Total Current Liabilities | 58,765 |
| Long-term Liabilities | |
| Loan Payable - Related Party | 60,000 |
| Management Fee Payable - Related Party | 37,716 |
| Total Long-Term Liabilities | 97,716 |
| TOTAL LIABILITIES | 156,481 |
| EQUITY | |
| Common Units | 131,088 |
| Series A Preferred Units | 1,000,000 |
| Accumulated Deficit | (864,812) |
| Total Equity | 266,276 |
| TOTAL LIABILITIES AND EQUITY | 422,757 |

## Statement of Operations

| | Year Ended December 31, 2021 |
|---|---|
| Revenue | 306,160 |
| Cost of Revenue | 186,426 |
| Gross Profit | 119,734 |
| Operating Expenses | |
| Advertising and Marketing | 195,801 |
| General and Administrative | 529,674 |
| Rent and Lease | 48,087 |
| Depreciation | 6,663 |
| Total Operating Expenses | 780,224 |
| Operating Income (loss) | (660,490) |
| Provision for Income Tax | - |
| Net Income (loss) | (660,490) |

## Statement of Cash Flows

| | Year Ended December 31, 2021 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | (660,490) |
| Adjustments to reconcile Net Loss to Net Cash used by operations: | |
| Depreciation | 6,663 |
| Accounts Payable | 13,418 |
| Inventory | (60,522) |
| Accounts Receivable | (49,182) |
| Prepaid Expenses | (1,353) |
| Accrued Expenses | 19,968 |
| Payroll Liabilities | 4,291 |
| Management Fee Payable - Related Party | 37,716 |
| Total Adjustments to reconcile Net Loss to Net Cash used by operations: | (29,000) |
| Net Cash provided by (used in) Operating Activities | (689,490) |
| INVESTING ACTIVITIES | |
| Equipment | (55,151) |
| Net Cash provided by (used by) Investing Activities | (55,151) |
| FINANCING ACTIVITIES | |
| Series A Preferred Units | 1,000,000 |
| Loan Payable - Related Party | (48,000) |
| Net Cash provided by (used in) Financing Activities | 952,000 |
| Cash at the beginning of period | 2,130 |
| Net Cash increase (decrease) for period | 207,359 |
| Cash at end of period | 209,489 |

## Statement of Changes in Member Equity

| | Common Units | | Series A Preferred Units | | | |
|---|---|---|---|---|---|---|
| | # of Units | $ Amount | # of Units | $ Amount | Accumulated Deficit | Total Member Equity |
| Beginning Balance 1/1/2021 | 20,000 | 131,088 | - | - | (204,322) | (73,234) |
| Issuance of Series A Preferred Units | - | - | 11,364 | 1,000,000 | - | 1,000,000 |
| Net Income (Loss) | - | - | - | - | (660,490) | (660,490) |
| Prior Period Adjustment | - | - | - | - | - | - |
| Ending Balance 12/31/2021 | 20,000 | 131,088 | 11,364 | 1,000,000 | (864,812) | 266,276 |

**Simkins Brothers' Sweets, LLC**
**Notes to the Unaudited Financial Statements**
**December 31st, 2021**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Simkins Brothers' Sweets, LLC (d/b/a Natural Way Food Group) ("the Company") was formed in Arkansas on March 13th, 2017. The Company currently manufactures nut butters (peanut and almond butter) and sells them direct to consumers as well as wholesale to grocery stores, supermarkets, and other ecommerce platforms. The Company's headquarters is in Fayetteville, Arkansas. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life (in years) | Cost | Accumulated Depreciation | Disposals | Book Value as of 12/31/21 |
|---|---|---|---|---|---|
| Equipment | 5 - 7 | 83,621 | 10,903 | - | 72,718 |
| **Grand Total** | **-** | **83,621** | **10,903** | **-** | **72,718** |

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of ingredients, packaging, and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

| Inventory Type | 2021 |
|---|---|
| Ingredients | 21,532 |
| Packaging | 28,643 |
| Finished Goods | 38,637 |
| **Grand Total** | **88,811** |

Accrued Expenses

In 2021, the Company received inventory consisting of ingredients for its products. The value of this inventory was $27,800 and had yet to be invoiced as of December 31, 2021.

Rent and Lease Expense

In November 2019, the Company entered into a 1-year operating lease agreement for its commercial space requiring monthly payments of $4,000 beginning January 1st, 2021 for a total rent of $48,000. This lease agreement is renewable on the anniversary date of each successive year.

Management Fee Payable

TPI Natural Way Food Group, LP ("TPI") is a Texas Limited Partnership that is the Company's General Partner. TPI holds 6,818 Units of the Company's Series A Preferred Units and has the sole right and authority on behalf of all Series A Members to elect and appoint the Series A Manager who shall represent the interests of the Series A Members. Per the Series A Unit Purchase agreement dated January 15th, 2021 ("the Effective Date"), the Company shall pay TPI an annual management fee in an amount equal to the greater of (i) 2.5% of annual EBITDA or (ii) $40,000.00 ("the Management Fee"). The Management Fee shall accrue and be payable on the beginning of each calendar quarter for so long as a Series A Manager remains on the Board of Directors; provided, however, the first payment shall not occur until the first (1st) anniversary of the Effective Date. The Management Fee shall lapse and terminate upon the earlier of (i) the date that all Capital Contributions have been repaid or returned to the Series A Members, or (ii) the fifth (5th) anniversary of the Effective Date. The ending balance of this Management Fee was $37,716 as of December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's

common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

**Warrants -** The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 to be negligible.

In January 2021, the Company entered into two Warrant agreements with two investors. Both Warrant agreements provided the right of each holder to purchase approximately 6% of the overall ownership interest of the Company, or 1,364 Common Units at a price of $100 per Unit for a total investment of $136,364 from each individual. Both Warrants were granted to each investor in exchange for professional services rendered to the Company. The Warrant agreements were exercisable at any time prior to February 8th, 2021. Because the deadline has passed and neither investor elected to exercise the right to purchase Common Units, both Warrant agreements have been terminated as of December 31, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020, the Company entered into two loan agreements with the founders' family members for the respective amounts of $20,000 and $40,000 carrying interest rates of 1% and maturity dates in May 2023. The total principal amount of $60,000 will be due in one lump payment at maturity. These loans are not secured and had a total ending balance of principal and interest of $60,679 as of December 31, 2021.

Please see "Management Fee Payable" note.

Please see "Subsequent Events" note.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Following an inspection by the FDA in 2021, the Company was ordered to recall 2,100 units of its products, incurring a recall expense of $14,273.

**NOTE 5 – DEBT**

Please see "Related Party Transactions" note.

**Debt Principal Maturities 5 Years Subsequent to 2021**

| Year | Amount |
|---|---|
| 2022 | - |
| 2023 | 60,000 |
| 2024 | - |
| 2025 | - |
| 2026 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

The Company has authorized 22,727.27 Common Units. 20,000 Units were issued and outstanding as of 2021.

The Company has authorized 11,364.64 Series A Preferred Units. All 11,364.64 Units were issued and outstanding as of 2021.

Profits and losses are allocated to members in accordance with ownership interest and the operating agreement.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 30, 2022, the date these financial statements were available to be issued.

In 2022, the Company entered into several loan agreements with the founders' family members for a total of $100,000 with an interest rate of 1% and maturity date in August 2023.

**NOTE 8 – GOING CONCERN**

The accompanying statement of financial position has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operations. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 9 – RISKS AND UNCERTAINTIES

### *Customer Concentration Risk*

The Company's revenue was generated primarily from three distributors with the following concentrations: 35%, 26%, and 10% of all revenues.

### *COVID-19*

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.